UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of AUGUST 2005

Commission File Number: 001-31913

NOVAGOLD RESOURCES INC.
(Translation of registrant's name into English)

Suite 2300 – 200 Granville Street, PO Box 24
Vancouver, BC Canada V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F   ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

EXPLANATORY NOTE

On August 10, 2005 the Company filed an amended technical report entitled Geology and Resource Potential of the Galore Creek Property dated 18 May 2005, amended August 10, 2005 (“Amended Technical Report”) relating to the Galore Creek property. For greater clarity and as required by National Instruments 43-101, the resource tables in the Amended Technical Report have been revised to separate Measured and Indicated. The Company also filed amended consents of the authors and amended certificates of the authors.

SUBMITTED HEREWITH

Exhibits

99.1	Cover Letter Dated August 10, 2005

99.2	Galore Creek Geological Report dated May 18, 2005 - Amended August 10, 2005

99.2	Galore Creek Geological Report dated May 18, 2005 - Amended August 10, 2005 (PDF)

99.3	G.H. Giroux Certicicate

99.4	Robert James Morris Certificate

99.5	James H. Gray Certificate

99.6	G.H. Giroux Consent

99.7	Robert James Morris Consent

99.8	James H. Gray Consent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaGold Resources, Inc.
(Registrant)

Date: August 11, 2005	By:	/s/ Elaine Sanders
Elaine Sanders

	Title:	Controller